DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 26, 2007

Thomas H. O'Donnell, Jr.
Moore & Van Allen PLLC
Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2-26-2007

Re: Lowe's Companies, Inc.
Incoming letter dated January 19, 2007

Dear Mr. O'Donnell:

This is in response to your letter dated January 19, 2007 concerning the shareholder proposal submitted to Lowe's by Sydney K. Kay, Ph.D. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sydney K. Kay, Ph.D.
5718 Harvest Hill Road
Dallas, TX 75230

RECEIVED

2007 JAN 20 AM 9:33

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Moore&VanAllen

Moore & Van Allen PLLC
Attorneys at Law

Suite 4700
100 North Tryon Street
Charlotte, NC 28202-4003

T 704 331 1000
F 704 331 1159
www.mvalaw.com

January 19, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc.
Exclusion of Shareholder Proposal Relating to Qualification for Director Nominees

Dear Ladies and Gentlemen:

Lowe's Companies, Inc. (the "Company") hereby requests that the staff of the Division of Corporation Finance advise the Company that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the shareholder proposal described below (the "Proposal") from its proxy materials for its upcoming annual shareholders' meeting (the "2007 Annual Meeting"). The Proposal was submitted to the Company by Sydney K. Kay, Ph.D. As described more fully below, the Proposal is excludible pursuant to:

1. Rule 14a-8(i)(3) because it is so vague, indefinite and misleading that neither the shareholders nor the Company would be able to determine with reasonable certainty what action or measures the resolution requires;
2. Rules 14a-8(c) and 14a-8(i)(3) because it appears to contain multiple proposals;
3. Rule 14a-8(i)(6) because the Company would lack the power or authority to implement it; and
4. Rule 14a-8(i)(8) and Rule 14a-8(i)(9) because it relates to the election of directors and directly conflicts with one of the Company's own proposals being submitted to shareholders.

A copy of this letter has been provided to the proponent and emailed to cfletters@sec.gov in compliance with the instructions found on the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

The Proposal

The Proposal calls for the adoption by the Company's shareholders of the following resolution.

"THEREFORE, be it RESOLVED That all Director Nominees must be:
1. Individual Investors who shall, *for at least the past three (3) years*, have been and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or
2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated." (emphasis in original)

CHAR1\932534v4

Research Triangle, NC
Charleston, SC

A copy of the complete Proposal is attached hereto as Exhibit A.

Discussion

Rule 14a-8 generally requires an issuer to include in its proxy materials proposals submitted by shareholders that meet prescribed eligibility requirements and procedures. Rule 14a-8 also provides that an issuer may exclude shareholder proposals that fail to comply with applicable eligibility and procedural requirements or that fall within one or more of the thirteen substantive reasons for exclusion set forth in Rule 14a-8(i).

Rule 14a-8(i)(3) permits an issuer to exclude a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Commission's staff has consistently interpreted Rule 14a-8(i)(3) to cover proposals that are vague and indefinite and, therefore, potentially misleading. The Proposal is vague and indefinite and therefore potentially misleading in several respects as described below. The Proposal also contains internal inconsistencies that make it difficult, if not impossible, for shareholders to determine what they are being asked to approve. Finally, the Proposal contains false and misleading statements regarding the Company's policies. For example, the Company's director nomination process provides for the nomination of directors by a board committee comprised of independent directors – not nominations by the Company's chief executive officer as the Proposal suggests.

Rule 14a-8(i)(6) permits an issuer to exclude a shareholder proposal if the company would lack the power or authority to implement the proposal. The Company lacks the power or authority to implement the Proposal under North Carolina law. Moreover, the Proposal is excludible because it omits an opportunity or mechanism to cure violations.

Rule 14a-8(i)(8) permits an issuer to exclude a shareholder proposal if it relates to an election for membership on the company's board of directors. Because the minimum ownership requirements may disqualify certain nominees for director at the 2007 Annual Meeting, including existing directors who may be nominated at the 2007 Annual Meeting to serve for additional terms as directors ("Incumbent Nominees"), the Proposal is excludable under Rule 14a-8(i)(8).

Rule 14a-8(i)(9) permits an issuer to exclude a shareholder proposal that directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. Because some of the nominees for election to the board of directors will likely not meet the qualification requirements in the Proposal, the Proposal directly conflicts with the Company's proposal for the election of directors at the 2007 Annual Meeting and has the potential to nullify the Company's nominations at that meeting.

The Proposal violates the Commission's proxy rules.

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The long-standing position by the Staff is that proposals that are so inherently vague and indefinite as to be subject to varying interpretations by a registrant and its shareholders violate Rule 14a-9 and may, as a result, be omitted from a registrant's proxy materials pursuant to Rule 14a-8(i)(3). In addition, the Staff consistently has concurred that proposals are vague and indefinite when "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if implemented), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004). See also Alcoa, Inc. (December 24, 2002); McDonald's Corp. (March 13, 2001) and Philadelphia Electric Co. (July 30, 1992). The Commission's staff has also agreed not to recommend any enforcement action when a shareholder proposal is excluded because "the shareholders will not understand what they are being asked to consider form the text of the proposal." Kohl's Corporation (March 13, 2001).

The Proposal is vague, indefinite and misleading.

The Proposal, as written, is vague in many respects and does not provide the Company's shareholders with a clear understanding of what they are being asked to approve or a sufficient basis on which to make that determination. The following is a list of some of the aspects of the Proposal that cause it to be so vague, indefinite and misleading that it is excludable under Rule 14a-8(i)(3).

(i) The Proposal does not provide for a means of implementation (e.g., amendment to bylaws).

(ii) The Proposal does not specify to which nominees the qualifications apply (e.g., only the Company's nominees, including Incumbent Nominees, or all nominees, including those nominated by other shareholders).

(iii) The Proposal does not specify the point in time at which the period of ownership is to be measured (e.g., the date the Proposal is adopted, the date of nomination or the date of election).

(iv) The Proposal does not specify any period of time for share "holding or representing" for the second category of individuals eligible to be a director nominee.

(v) The Proposal does not describe the type of ownership required (e.g., whether "holding or representing" shares by funds, foundations or brokerages means beneficial ownership, ownership in "street name" or the holding of a proxy or other power such as dispositive power).

(vi) The Proposal distinguishes between "the sole owner . . . of the corporation's shares" for one category of nominees and "holding or representing . . . voting shares" for the other category of nominees, but does not explain the distinction being made. Without this explanation, it is not clear which shares should be included in the calculations.

(vii) The Proposal does not explain who "from" a fund, foundation or brokerage could be nominated by one of those entities (e.g., an officer of the entity, any employee of the entity or any person designated by the entity).

(viii) The Proposal does not specify what the consequences of disqualification would be for Incumbent Nominees who are elected to serve an additional term at the 2007 Annual Meeting (e.g., whether Incumbent Nominees who do not meet the standard are disqualified for re-election or would be required to resign).

(ix) The Proposal does not provide for an opportunity or mechanism to cure a disqualification (or a timeframe to cure due to the ambiguity described in subparagraph (iii) above).

(x) The Proposal contains internal inconsistencies (e.g., the seventh whereas clause in the Proposal prohibits employees from being nominated to serve on the Company's board of directors, but the standards in the Resolved clause would permit it).

The ambiguities identified in subparagraphs (ii), (iii), (viii) and (ix) raise heightened concerns with respect to the Incumbent Nominees who may not meet the standards set forth in the Proposal. It is not clear whether the Proposal would disqualify Incumbent Nominees from re-election at the 2007 Annual Meeting or require them to resign if the Proposal was adopted at the 2007 Annual Meeting. Under the Company's articles of incorporation, shareholders may only remove a director by affirmative vote of 70% of the outstanding voting shares and then only if the notice of meeting states that removal of the director is a purpose of the meeting. The Company does not have the power to remove directors. It is unclear from the Proposal when share ownership thresholds would be measured (e.g., time of nomination or time of election) and the Proposal does not contain any opportunity or mechanism to cure a shortfall. If the Proposal were adopted at the upcoming annual meeting and received the affirmative vote of at least 70% of the outstanding shares, it is not clear whether the entire slate of Incumbent Nominees would have been eligible for election at the 2007 Annual Meeting and would be required to resign despite their receiving a majority vote from the shareholders at the 2007 Annual Meeting.

The Proposal contains materially false and misleading statements and multiple proposals.

In addition, several of the whereas clauses in the supporting statement are misleading and add to the uncertainty a shareholder would face if he or she were to consider and vote on the Proposal. For example, the Proposal includes the following clause.

"WHEREAS *ALL* the non-employee Directors, COMBINED, often do not own enough shares in the corporations to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairman-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages awarded to Principal Executives *that are often totally unrelated to Performance* year after year after year."

This clause misrepresents the Company's director nomination process, which requires nominations to be made by a committee of the board of directors comprised entirely of independent directors – not the Chairman and CEO as the Proposal suggests.

In addition, the Proposal contains only one "Resolved" clause, but contains two whereas clauses that, if not intended to be part of the resolution, are materially false and misleading, in that they are also not an accurate representation of current Company policy.

"WHEREAS NO salaried employees shall qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which Chairmen-Presidents-CEOs, and other Principal Executives in the corporation, have no control;"

It is unclear whether the statements contained in these whereas clauses are statements of Company policy or part of the Proposal the proponent wishes to have implemented. If these statements are intended to be statements of current Company policy, they are materially false and not an accurate representation of Company policy. In addition, one of the clauses listed above that prohibits employees from being director nominees is inconsistent with the "Resolved" clause, which contains no such prohibition or requirement and would appear to permit Company employees to serve as directors, as long as they meet the prescribed ownership thresholds.

If these statements are intended to be part of the Proposal, the Proposal is misleading because these statements are not contained in the "Resolved" clause the shareholders are being asked to implement. Moreover, the Proposal would violate Rules 14a-8(c) and 14a-8(i)(3) because it would contain multiple proposals that do not closely relate and are not essential to a single, well-defined unifying concept. One proposal relates to the director nomination process, another relates to director qualifications regarding share ownership and a third relates to employee representation on the board of directors.

Because of the vagueness and uncertainty described above and the materially false and misleading statements contained in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

The Company lacks the power and authority to implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a proposal "if the company would lack the power or authority to implement the proposal." A North Carolina corporation may not act in contravention of its articles of incorporation, bylaws or North Carolina law. Under North Carolina law, share ownership requirements for directors must be contained in the articles of incorporation or bylaws of a company. The Company's bylaws specifically state that directors need not be shareholders of the Company. However, the Proposal would impose share ownership requirements. Because the Proposal contradicts the Company's bylaws, the Company lacks the power and authority to implement it.

In addition, the staff has recognized that the lack of opportunities and mechanisms to cure violations in the context of standards applicable to directors result in violations of Rule 14a-8(i)(6). See Staff Legal Bulletin No. 14C (June 28, 2005). The Proposal does not provide the Company with an opportunity or mechanism to cure a nominee's lack of meeting the share ownership requirements in the Proposal and is therefore excludable under Rule 14a-8(i)(6).

The Proposal relates to an election for membership on the Company's board of directors and directly conflicts with one of the Company's proposals to be submitted to shareholders.

The Proposal may be omitted under Rule 14a-8(i)(8) because it could affect the election of directors nominated in the proxy statement. If implemented at the 2007 Annual Meeting, the Proposal would affect the election of nominees for the Company's board of directors who are to be elected at the 2007 Annual Meeting, the same meeting at which the Proposal is to be presented. The Company has not determined its list of nominees for the 2007 Annual Meeting, although it is possible, if not probable, that the Company will nominate Incumbent Nominees who do not meet the Proposal's thresholds for re-election to an additional term on the board of directors. The staff has consistently applied Rule 14a-8(i)(8) to proposals that would require minimum share ownership for persons elected at that meeting of shareholders at which the proposal is to be presented. The staff has allowed exclusion if proposals included minimum ownership requirements that may disqualify certain nominees for director at the upcoming annual meeting of shareholders. The Adams Express Company (December 28, 2000); Bell Atlantic Corporation (January 19, 1999) and Competitive Technologies, Inc. (October 7, 1998). See also predecessor 14a-8(c)(8) Northern State Power Company

(March 6, 1991); Pinnacle West Capital Corporation (March 19, 1990) and American Telephone & Telegraph Company (January 12, 1990).

The Staff has similarly applied Rule 14a-8(i)(9) to allow registrants to omit shareholder proposals that have the potential to nullify a company's nominations to the extent that such nominees would not satisfy the share ownership requirement prescribed by the shareholder proposal at the time of election. Competitive Technologies, Inc. (October 7, 1998); Storage Technology Corporation (February 26, 1997). As discussed above, the Company's nominees for director at the 2007 Annual Meeting may not meet the share ownership requirements contained in the Proposal. If implemented at the 2007 Annual Meeting, the Proposal could potentially disqualify some or all of the Company's nominees to be included in the proxy statement for that same annual meeting and, as a result, is excludible under Rules 14a-8(i)(8) and 14a-8(i)(9).

Conclusion

The Proposal is excludable:

- pursuant to Rule 14a-8(i)(3) because it is vague, indefinite and misleading;
- pursuant to rules 14a-8(c) and 14a-8(i)(3) because it appears to contain multiple proposals;
- pursuant to Rule 14a-8(i)(6) because the Company would not have the power to implement the Proposal if adopted; and
- pursuant to Rules 14a-8(i)(8) and 14a-8(i)(9) because it relates to the upcoming election of directors and directly conflicts with one of the Company's proposals to be submitted to shareholders at the 2007 Annual Meeting.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Proposal is omitted from the Company's proxy statement for the reasons stated above.

Please feel free to call me at 704.331.3542 if you have any questions or comments.

Yours truly,

MOORE & VAN ALLEN PLLC

Thomas O'Donnell Jr

Thomas H. O'Donnell, Jr.

Encls.

Exhibit A

Shareholder Proposal

DEC 04 2006

GMK

Sydney K. Kay, Ph.D.

5718 Harvest Hill Road   Dallas, TX 75230-1253

972 458-2545

Ross W. McCanless   30 November 2006

Senior Vice President, General Counsel and Secretary
Lowe's, Inc
1000 Lowe's Boulevard
Mooresville, NC 28117

Dear Mr. McCanless:

I would like the following Proposal, "Qualifications for Director Nominees", included in the proxy Statement for the 2007 Annual Meeting of Stockholders.

I have held shares in Lowe's since November 8, 2001 so, I believe that I have continuously owned at least $2,000 in market value of Lowe's common stock that would be entitled to be voted on my proposal for at least one year by the date I submitted the proposal. I will continue ownership of the shares through the date of the 2007 Annual Meeting....and beyond.

I believe that a perusal of my account will verify and substantiate what I have written.

Very sincerely,

Sydney K. Kay

Sydney K. Kay

QUALIFICATIONS FOR DIRECTOR NOMINEES

WHEREAS Most Director Nominees come from businesses totally unrelated to the corporation to which they have been nominated to serve on its independent executive governance Board;

WHEREAS It is known, throughout the financial industry, that Chairmen-CEOs-Presidents, with the power vested in one person, can, and have, appointed their own Boards of Directors. John Kenneth Galbraith, the renown economist, said, "Senior Executives in the great corporations of this country set their own salaries.... and stock option deals.... subject to the approval of the Board of Directors *that they have appointed.* Not surprisingly, the Directors go along". (*The Dallas Morning News*, 1-16-2000, p. 1/10J)

WHEREAS Most corporate Boards in the United States consist of present or past Chairmen, CEOs or Presidents of other corporations who, back home, have or had the power to nominate *their own* Boards of Directors;

WHEREAS Directors, nominated in such a fashion, have been called "Puppets" by the author of this Proposal; "Flunkies" by David Broder of *The Washington Post*, and "Rubber-stampers" by Steve Hamm of *BusinessWeek* magazine;

WHEREAS Sir J.E.E. Dalberg said, "Power tends to corrupt and absolute power corrupts absolutely";

WHEREAS *ALL* the non-employee Directors, *COMBINED*, often do not own enough shares in the corporations to which they have been nominated to have genuine feelings of fiduciary responsibility to its shareholders. Their allegiance tends to be directed toward the Chairmen-CEOs-Presidents who nominated them, as revealed in the enormously distorted Compensation Packages awarded to Principal Executives *that are often totally unrelated to Performance* year after year after year.

WHEREAS NO salaried employees shall qualify as Director Nominees since their presence on the Board *truly* corrupts and destroys its function as a *totally independent executive governance body;*

WHEREAS To have a *totally* and *truly* independent executive governance Board, the Director nominees must come from sources over which Chairmen-Presidents-CEOs, and other Principal Executives in the corporation, have no control;

THEREFORE, be it RESOLVED That all Director Nominees must be:

1. Individual Investors who shall, *for at least the past three (3) years*, have been, and *currently are*, the sole owner of *at least five million dollars* ($5,000,000) of the corporation's shares, and/or

2. Individuals from Mutual, Pension, State Treasury Funds, Foundations or Brokerages holding or representing *at least two million* (2,000,000) *voting shares* in the corporation to which they seek to be nominated.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 19, 2007

The proposal relates to requiring that each nominee for director of the company be an individual who shall, for at least the past three years, have been, and currently be the sole owner of at least five million dollars of company shares and/or an individual from mutual, pension, state treasury funds, foundations or brokerages holding or representing at least two million voting shares in the company.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to conclude that Lowe's has met its burden of establishing that Lowe's may exclude the proposal under rules 14a-8(i)(8) and 14a-8(i)(9). Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(8) and 14a-8(i)(9).

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END